Phillips Edison & Company
11501 Northlake Drive
Cincinnati, Ohio 45249

July 12, 2021

VIA EDGAR AND EMAIL

Mr. Ronald E. Alper
Division of Corporation Finance – Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3233

Re: Registration Statement on Form S-11 (No. 333-255846) of Phillips Edison & Company, Inc.

Dear Mr. Alper:

On behalf of Phillips Edison & Company, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-11 be accelerated to July 14, 2021 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Julian T.H. Kleindorfer of Latham & Watkins LLP at (213) 891-8371 or Julian.Kleindorfer@lw.com.

Very truly yours,

PHILLIPS EDISON & COMPANY, INC.

By: /s/ Tanya E. Brady____________
Name: Tanya E. Brady
Title: General Counsel and Secretary

cc: Julian T.H. Kleindorfer, Latham & Watkins LLP